MOVEIX INC.	4800 N Scottsdale Rd. Scottsdale, AZ 85251

February 23, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gordon
Anne McConnell

Re: Moveix Inc.

10-K for the Year Ended May 31, 2021

Filed June 1, 2021

File No. 333-214075

Dear Sir or Madam:

Moveix, Inc. (the “Company”) is filing an amendment (the “Amendment”) to the Annual Report on Form 10-K, as filed on June 1, 2021 (the “Original Filing”) in response to your recent review letter addressed to Brandon Dawson, President of the Company, dated February 2, 2022 (the “SEC Letter”). This response letter, along with the amended Annual Report, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10-K for the Fiscal Year Ended May 31,2021

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

1. We note you did not conclude on the effectiveness of your disclosure controls and procedures as of May 31, 2021. Please be advised that all annual and quarterly filings should include a conclusion as to whether disclosure controls and procedures are effective or not effective as of the report date as required by Item 307 of Regulation S-K.

We have added additional information to the amendment noting that disclosure controls and procedures were not effective as of May 31, 2021.

Financial Statements

General, page F-1

2. We note you provided annual audited financial statements as of and for the year ended May 31, 2021 in your Form 10-K and did not file any quarterly reports during either of your two most recent fiscal years ended May 31, 2020 and 2021. Please be advised:

●	Annual filings should include audited financial statements as of and for a registrant’s two most recent fiscal year ends as required by Rule 8-02 of Regulation S-X; however, if a registrant meets the definition of an inactive registrant, unaudited financial statements are permitted by Rule 3-11 of Regulation S-X.

●	Quarterly information is required to be filed and reviewed by an auditor even if a registrant meets the definition of an inactive registrant.

We have added audit financial statements for the year ending May 31, 2020.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Brandon Dawson
Brandon Dawson